

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 20, 2017

Donna T. (Dee Dee) Lowery
Executive Vice President and Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Highway 98 West
Hattiesburg, MS 39402

      Re: **The First Bancshares, Inc.**
                Registration Statement on Form S-3
                Filed September 15, 2017
                File No. 333-220491

Dear Ms. Lowery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

                           Sincerely,

                           /s/ Era Anagnosti

                           Era Anagnosti
                           Legal Branch Chief
                           Office of Financial Services

cc: Mark C. Kanaly, Esq.